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                            August 8, 2023

       Shan-Nen Bong
       Chief Financial Officer
       Aurora Mobile Limited
       14/F, China Certification and Inspection Building
       No. 6, Keji South 12th Road , Nanshan District
       Shenzhen, Guangdong 518057
       People   s Republic of China

                                                        Re: Aurora Mobile
Limited
                                                            Form 20-F filed on
April 18, 2023
                                                            Response letter
dated July 21, 2023
                                                            File No. 001-38587

       Dear Shan-Nen Bong:

              We have reviewed your July 21, 2023 response to our comment letter. In order to help us more fully evaluate your responses to prior comments 1 and 2 regarding the Investment
       Company Act of 1940 (the    Investment Company Act   ), we have the
following comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 7, 2023 letter.

       Response letter dated July 21, 2023

       Item 3. Key Information, page 3

   1. Please update your analysis under Section 3(a)(1)(A) and 3(a)(1)(C) of the Investment
                                                        Company Act to account
for information as of the most recent fiscal quarter end.
   2. Thank you for your detailed legal analysis regarding whether the Company meets the definition of an
investment company    under Section 3(a)(1)(A) of the Investment
                                                        Company Act. However,
in our prior questions, we also asked that you also provide a similarly detailed
response regarding whether each of the Company   s subsidiaries meets
                                                        the definition of an
investment company    under Section 3(a)(1)(A) of the Investment
 Shan-Nen Bong
Aurora Mobile Limited
August 8, 2023
Page 2
         Company Act. Please provide that analysis and, in your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947)
         and provide legal and factual support for your analysis of each such factor as they apply to
         each of the Company   s subsidiaries.
3.       While we appreciate the summary calculations you provided in Appendix
A of your
         response letter, the staff   s question specifically asked that the
Company identify each
         constituent part of the numerators and denominators when performing your analysis under section 3(a)(1)(C) of the Investment Company Act. Accordingly, please provide all relevant calculations under Section 3(a)(1)(C), identifying and describing each constituent part of the numerators and denominators for UA Mobile Limited, KK Mobile Limited, and JPush Information Consultation (Shenzhen) Co., Ltd. In doing so, please (i)
         specifically describe the types of assets included within    cash and
cash equivalents,
            long-term investments    and    short-term investments    on your
balance sheet and (ii)
         describe and discuss their proposed treatment for purposes of section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations.
        You may contact Becky Chow, Staff Accountant at 202-551-6524, or Stephen Krikorian,
Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at 202-
551-6756, or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



FirstName LastNameShan-Nen Bong                                Sincerely,
Comapany NameAurora Mobile Limited
                                                               Division of
Corporation Finance
August 8, 2023 Page 2                                          Office of
Technology
FirstName LastName